Form 6-K | Integrated Media Technology Limited

Exhibit 99.2

Integrated Media Technology Limited

Announces Entering the Market of Halal Certification and Foods

Sydney, Kuala Lumpur January 20, 2022, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today the signing of a subscription agreement for 60% equity interests in World Integrated Supply Ecosystem Sdn Bhd. ("WISE"), a Malaysia company engaged in the business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of halal products.

WISE's business involves bringing Halal certification to the forefront of food safety for the food industry. Halal is a process adhering to cleanness in the growing, preparation and delivery of food products. WISE will provide certification working with the JAKIM, a department of the Malaysia government mandated to conduct and manage the Halal certification process. WISE is working towards being appointed by JAKIM Malaysia as an accredited Certification Body to conduct the auditing process and certify the product application. WISE will also work with other Certification Bodies worldwide that have been accredited by JAKIM, thereby extending our reach to the global markets.

WISE's other ambition is to promote the global supply chain of Halal products through cooperation and collaboration with international Halal organizations, consumer community and manufacturing bodies to strengthen the Halal ecosystem. By working with the Halal product manufacturers, WISE will be able to market their products via a supply chain network and trading platform, both offline and online, for raw materials to finished products.

We intend to use the latest technology to provide traceability to products to track their movements from farm to table. Dato' Megat Radzman, CEO of WISE, stated "Today we are concerned with food safety from around the world. The environment around us is changing rapidly and it is a challenge for consumers to determine what food and from where are safe. With this in mind, we aim to bring the Halal process to growers, food processors and distributors to build a creditable halal ecosystem." Dato' Radzman further added, "WISE will provide online courses on Halal practice and food handling to educate and train Halal food players to maintain the quality and compliance of their Halal products."

WISE is entering a specialized food (Halal) market estimated have a value of about US$1.9 trillion in 2020 and is expected to continue to increase in the coming years. WISE aims to be a key player in building the ecosystem and a trading platform for growers/producers to sell their products direct to consumers and wholesalers/distributors. Dato' Radzman concluded, "There is a tremendous opportunity to provide Halal products to the world. The pandemic has highlighted the need to maintain food safety throughout the supply chain, and a delivery system that people can rely on."

Mr. Xiaodong Zhang, IMTE CEO, stated "We are very excited to work with WISE and its management team to build a Halal ecosystem. Although this is not IMTE's traditional technology investment, we see many applications in bringing this ecosystem to the new digital economy from traceability, anti-counterfeiting technology, application of Blockchain and automation."

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

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